Peter M. Carlson Executive Vice President and Chief Accounting Officer pcarlson@metlife.com

September 25, 2012

Mr. James B. Rosenberg

Senior Assistant Chief Accountant

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	MetLife, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed February 28, 2012
Form 10-Q for the Quarterly Period Ended March 31, 2012
Filed May 8, 2012
File Number: 001-15787

Dear Mr. Rosenberg:

This letter sets forth our understanding of the status of Comment No. 1 contained in your letter dated July 24, 2012, regarding MetLife, Inc.’s (the “Company’s”) Annual Report on Form 10-K filed on February 28, 2012 (the “2011 Form 10-K”) and the Company’s Quarterly Report on Form 10-Q filed on May 8, 2012, which comments were elaborated and clarified by further discussions with the staff of the U.S. Securities and Exchange Commission (the “Commission”) since July 24, 2012, most recently on September 11, 2012. This letter also sets forth the Company’s response to related follow-up comments as clarified by further discussions with the Commission on September 11, 2012.

We have reproduced Comment No. 1 below in boldface, italic type and set forth, immediately below, our understanding of the status of the Company’s response as contained in the Company’s letter to the Commission dated August 31, 2012. Additionally, with respect to the follow-up comments as clarified by further discussions with the Commission on September 11, 2012, we have indicated your comments below in boldface, italic type and set forth our response immediately below each comment.

Mr. James B. Rosenberg

Securities and Exchange Commission

September 25, 2012

Form 10-K for the Year Ended December 31, 2011

Item 8. Financial Statements and Supplementary Data

Notes to the Consolidated Financial Statements

18.  Equity

Statutory Equity and Income, page 40

1. With respect to your statutory disclosures, please amend your filing to address the following:

•

The disclosure in this Note is required by ASC 944-505-50 and Article 7 Rule 7.03(a)(23)(c) of Regulation S-X and is thus required to be audited. Please revise your filing to include the information on an audited basis.

•	The reason for the use of “approximate” in your statements: “Represents approximate statutory net income (loss) (unaudited).” and “Represents approximate statutory capital and surplus (unaudited).”

Management Understanding:

It is management’s understanding that the Commission will not require an amendment to the Company’s 2011 Form 10-K with respect to this disclosure and does not object to the Company’s proposal to remove the words “unaudited” and “approximate” and state that the amounts presented are derived from the statutory-basis financial statements as filed with insurance regulators, commencing with the Company’s Form 10-K filing for the year ending December 31, 2012.

1.A. In the course of your review of the additional disclosure requirements under ASC 944-505-50, during our telephone call on August 28, 2012, you have asked us to address the following:

•

Section (c) of ASC 944-505-50-1 requires the disclosure of “the nature of statutory restrictions on the payment of dividends and the amount of retained earnings that is not available for the payment of dividends to stockholders.” Please describe how the disclosure in your 2011 Form 10-K meets the requirements of this section.

•

On a supplemental basis, please provide the portion of consolidated US GAAP retained earnings as of December 31, 2011, that is not available for the payment of dividends to stockholders of MetLife, Inc.

Management Understanding:

The Company’s retained earnings are subject to dividend restrictions associated with “dividend stopper” provisions of its preferred stock and subordinated debt securities. In addition, there are overall restrictions on the Company’s stockholder’s equity pursuant to certain debt covenants associated with its senior debt obligations. These restrictions are not material compared to the dividend restrictions placed on the Company as a bank holding company. To address this comment, and in fulfillment of the financial statement disclosure requirements of Regulation S-X, Rule 4.08(e)(1), it is management’s understanding that the Commission does not object to the Company’s proposal to provide, beginning with the Company’s Form 10-Q for the quarter ending September 30, 2012, after the table under “Dividend Restrictions” currently in Note 13 of the Company’s Form 10-Q for the quarterly period

Mr. James B. Rosenberg

Securities and Exchange Commission

September 25, 2012

ended June 30, 2012, the restrictions on the payment of dividends by MetLife, Inc. (the holding company) as outlined in the Company’s letter to Commission dated August 31, 2012 and repeated below:

In January 2012, the Company submitted to the Federal Reserve a comprehensive capital plan, as mandated by the capital plans rule, and additional information required by the 2012 Comprehensive Capital Analysis and Review (“CCAR”). The capital plan included an anticipated increase to MetLife, Inc.’s annual dividend to stockholders. The Federal Reserve objected to the capital plan in March of 2012; therefore, MetLife, Inc. is unable to increase its dividend above $0.74 per share, or $0.8 billion based on the outstanding shares as of the current balance sheet date, until such time as the Company is no longer subject to the capital plans rule and supervision by the Federal Reserve, or submits a capital plan that is approved by the Federal Reserve.

1.B. In the course of your review of the disclosure requirements under Regulation S-X, Rule 4.08(e)(3)(ii), specifically regarding the amount of restricted net assets of consolidated subsidiaries, during our telephone call on September 11, 2012, you have asked us to address the following:

•

Please provide proposed financial statement disclosures, to be included in your Form 10-K for the year ending December 31, 2012, that link your current disclosures under ASC 944-505-50-1(c) to the disclosure requirements of Regulation S-X, Rule 4.08(e)(3)(ii).

Management Response:

Commencing with the Company’s Form 10-K for the year ending December 31, 2012, we will add the following paragraph after the common stock dividend table currently in Note 18 to the 2011 Form 10-K, in addition to the disclosures described above with respect to dividend restrictions in accordance with Rule 4.08(e)(1) of Regulation S-X:

The funding of the cash dividends and operating expenses of MetLife, Inc. is primarily provided by cash dividends from the Company’s insurance subsidiaries. The statutory capital and surplus, or net assets, of the Company’s insurance subsidiaries are subject to regulatory restrictions except to the extent that dividends are allowed to be paid in a given year without prior regulatory approval. Dividends exceeding these limitations can generally be made subject to regulatory approval. The nature and amount of these dividend restrictions, as well as the statutory capital and surplus of the Company’s U.S. insurance subsidiaries, are disclosed in the Statutory Equity and Income section of this note. The Company’s principal non-U.S. insurance operations are branches or subsidiaries of American Life, a U.S. insurance subsidiary of the Company.

1.C.    In the course of your review of the disclosure requirements under ASC 944-505-50-1(b), specifically regarding the amount of statutory capital and surplus necessary to satisfy regulatory requirements if significant in relation to statutory capital and surplus, during our telephone call on September 11, 2012, you have asked us to address the following:

•

In order to enhance the Company’s disclosures in this area, please provide proposed enhanced financial statement disclosures, to be included in your Form 10-K for the year ending December 31, 2012, that provide additional quantitative information in the aggregate with regard to your U.S. insurance subsidiaries and additional qualitative and/or quantitative information with respect to significant individual subsidiaries both in the U.S. and internationally.

Mr. James B. Rosenberg

Securities and Exchange Commission

September 25, 2012

Management Response:

Commencing with the Company’s Form 10-K for the year ending December 31, 2012, we will include the following under “Statutory Equity and Income” currently in Note 18 to the 2011 Form 10-K:

Each U.S. insurance company’s state of domicile imposes risk-based capital (“RBC”) requirements that were developed by the National Association of Insurance Commissioners (“NAIC”). American Life does not write business in Delaware or any other domestic state and, as such, is exempt from RBC requirements by Delaware law. Regulatory compliance is determined by a ratio of a company’s total adjusted capital, calculated in the manner prescribed by the NAIC (“TAC”) to its authorized control level RBC, calculated in the manner prescribed by the NAIC (“ACL RBC”). Companies below specific trigger points or ratios are classified within certain levels, each of which requires specified corrective action. The minimum level of TAC before corrective action commences is twice ACL RBC (“Company Action RBC”). While not required by or filed with insurance regulators, the Company also calculates an internally defined combined RBC ratio (“Combined RBC Ratio”), which is determined by dividing the sum of TAC for the Company’s principal U.S. insurance subsidiaries, excluding American Life, by the sum of Company Action RBC for such subsidiaries. The Company’s Combined RBC Ratio was in excess of XXX% for all periods presented. In addition, all non-exempted U.S. insurance subsidiaries individually exceeded Company Action RBC for all periods presented.

The Company’s foreign subsidiaries are regulated by applicable authorities of the countries in which each entity operates and are subject to minimum capital and solvency requirements in those countries before corrective action commences. As of December 31, 2012 and 2011, the adjusted capital of American Life’s insurance subsidiary in Japan, the Company’s largest foreign operation, was in excess of X times of the amount of capital that would require corrective action. Each of the Company’s other foreign insurance operations [exceeded] minimum capital and solvency requirements of their respective countries for all periods presented.

*****

Mr. James B. Rosenberg

Securities and Exchange Commission

September 25, 2012

We acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If we may be of assistance in answering any questions that may arise in connection with the staff’s review of our response letter, please call me at 212-578-2005. For your convenience, we are sending a copy of this letter to you via e-mail at RosenbergJ@SEC.GOV, in addition to filing it on EDGAR under the form type label CORRESP.

Sincerely,

/s/ Peter M. Carlson

Peter M. Carlson

cc:	Steven A. Kandarian
John C. R. Hele